Exhibit 4.2

INGRAM MICRO INC.

As the Company

FIRST SUPPLEMENTAL INDENTURE

Dated as of October 21, 2016

DEUTSCHE BANK TRUST COMPANY AMERICAS

As Trustee

SUPPLEMENTAL INDENTURE

Dated as of August 10, 2012

i

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of October 21, 2016 (this “Supplemental Indenture”), by and among Ingram Micro Inc., a Delaware corporation (the “Company”), and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (the “Trustee”).

W I T N E S S E T H :

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of August 10, 2012, (the “Original Indenture”, as supplemented by the Supplemental Indenture, the “Indenture”); pursuant to which the Company issued, and the Trustee authenticated and delivered, 5.000% Notes Due 2022 and 4.950% Notes Due 2024, which are, as of the date hereof, outstanding (the “Outstanding Securities”) and pursuant to which the Company may issue securities in the future;

WHEREAS, pursuant to an Agreement and Plan of Merger dated February 17, 2016 (the “Merger Agreement”) between the Company and Tianjin Tianhai Investment Company, Ltd (“Tianjin Tianhai”) the Company has agreed to consummate a merger (the “Merger”) with a wholly-owned subsidiary of Tianjin Tianhai in which the Company will be the surviving corporation;

WHEREAS, the Company has requested that the Trustee execute and deliver this Supplemental Indenture conditioned upon the consummation of the Merger, and all requirements necessary to make this Supplemental Indenture a valid instrument in accordance with its terms, and the execution and delivery of this Supplemental Indenture have been duly authorized in all respects;

WHEREAS, Section 9.01 of the Indenture provides that, without the consent of any Holder of any Securities of any Series, the Company, when authorized by a resolution of its Board of Directors, may amend or supplement the Indenture or the Securities of one or more Series in order to, among other things, make any change that would provide any additional rights or benefits to the Holders of the Securities or that does not materially adversely affect the rights of any Holders; and

WHEREAS, the Board of Directors has determined that the changes to the Indenture and the Securities affected by this Supplemental Indenture provide additional benefits to the Holders or do not adversely affect the rights of any Holder.

NOW, THEREFORE, the Company and the Trustee do hereby supplement and amend the Original Indenture without notice to or consent of any Holder as follows:

Article 1

Definitions

Section 1.01. Definitions. Capitalized terms that are defined in the preamble or the recitals hereto shall have such meanings throughout this Supplemental Indenture. Capitalized terms used but not defined in this Supplemental Indenture have the meanings assigned thereto in the Original Indenture. The meanings assigned to all defined terms used in this Supplemental Indenture shall be equally applicable to both the singular and plural forms of such defined terms.

Article 2

Amendments

Section 2.01. Amendments to Article 1 of the Original Indenture. The following terms shall be added to Section 1.01 of the Original Indenture in appropriate alphabetical sequence:

“Acquisition” means any transaction, or any series of related transactions, by which the Company and/or any of its Subsidiaries directly or indirectly (a) acquires any ongoing business or all or substantially all of the assets of any Person or division thereof, whether through purchase of assets, merger or otherwise, (b) acquires (in one transaction or as the most recent transaction in a series of transactions) control of at least a majority in ordinary voting power of the securities of a Person which have ordinary voting power for the election of directors of such Person or (c) otherwise acquires control of a more than 50% ownership interest in any Person.

“Available Distribution Amount” means, on any date, (i) an amount, not less than zero in the aggregate, equal to 50% of Consolidated Adjusted Net Income for the period (taken as one accounting period) from the first day of the Fiscal Period during which the consummation of the Merger occurs to the end of the Fiscal Period most recently ended (it being understood and agreed that solely for purposes of this clause (i) the Consolidated Adjusted Net Income for such initial Fiscal Period shall be equal to (x) 50% of the Consolidated Adjusted Net Income for such Fiscal Period multiplied by (y) a fraction (A) the numerator of which is the number of days from and after the date on which the Merger has been consummated to and including the last day of such Fiscal Period and (B) the denominator of which is the total number of days in such Fiscal Period) minus (ii) the aggregate amount of all Restricted Payments made pursuant to Section 4.08 after the date on which the Merger has been consummated and prior to such date of calculation.

“Consolidated Adjusted Net Income” means for any period, Consolidated Net Income for such period, adjusted, to the extent material and included in calculating Consolidated Net Income, by excluding from the calculation thereof, without duplication,

(1)       any impairment charge or asset write-off pursuant to Accounting Standards Codification (“ASC”) Topic 350 and ASC Topic 360 and the amortization of intangibles arising pursuant to ASC Topic 350,

(2)       the cumulative effect of a change in accounting principles,

(3)       any non-cash compensation charge arising from the grant of or issuance of stock, stock options or other equity based awards,

(4)       any gain or loss, net of taxes, attributable to disposed, abandoned, transferred or closed assets or operations and any gain or loss, net of taxes, on disposal of disposed, abandoned, transferred or closed assets or operations (including, without limitation, assets or operations disposed of during such period), and

(5)       net earnings (or losses) of a Subsidiary that is accounted for by the equity method of accounting except to the extent dividends/distributions are received in cash.

For the sake of clarity, (x) any material amounts restated for discontinued operations in the Company’s consolidated financial statements shall not be recalculated under this definition and (y) any material gain or loss, net of taxes, attributable to discontinued operations and any material gain or loss, net of taxes, on disposal of discontinued operations (including, without limitation, operations disposed of during such period) shall be excluded from the calculation of Consolidated Adjusted Net Income.

“Consolidated EBITDA” means, for any period, Consolidated Income (or Loss) from Operations for such period adjusted by adding thereto (a) the amount of all amortization of intangibles, depreciation and any other non-cash charges that were deducted in arriving at Consolidated Income (or Loss) from Operations for such period and (b) without duplication, (i) up to an aggregate $50,000,000 of expenses related to the Transaction, (ii) up to an aggregate $150,000,000 of extraordinary cash expenses as set forth on Schedule I hereto related to employee-retention bonus payments in connection with the Transaction, (iii) the amount of all cash payments made pursuant to the terms of the Merger Agreement with respect to unvested stock awards and (iv) the amount of Restructuring Charges recorded in accordance with GAAP during any such period; provided that the amount of Restructuring Charges added pursuant to clause (b)(iv) may not exceed $50,000,000 in any four consecutive Fiscal Periods.

“Consolidated Funded Indebtedness” means, as at any date, the total of all Funded Indebtedness of the Company and its Consolidated Subsidiaries

outstanding on such date, after eliminating all offsetting debits and credits between the Company and its Consolidated Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Consolidated Subsidiaries in accordance with GAAP.

“Consolidated Income (or Loss) from Operations” means, for any period, the amount of “income or loss from operations” (or any substituted or replacement line item) reflected on a consolidated statement of income of the Company and its Consolidated Subsidiaries for such period in accordance with GAAP.

“Consolidated Net Income” means, for any period, the consolidated net income of the Company and its Consolidated Subsidiaries as reflected on a consolidated statement of income of the Company and its Consolidated Subsidiaries for such period in accordance with GAAP.

“Consolidation” means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term “Consolidated” shall have a similar meaning.

“Fiscal Period” means a fiscal period of the Company or any of its Subsidiaries, which shall be either a calendar quarter or an aggregate period comprised of three consecutive periods of four weeks and five weeks (or, on occasion, six weeks instead of five), currently commencing on or about each January 1, April 1, July 1 or October 1.

“Funded Indebtedness” means, with respect to any Person, the sum (without duplication) of (i) all Indebtedness of such Person, (ii) the Securitization Financing Amount and (iii) the aggregate amount of Total Reimbursement Obligations that are more than 3 days past due.

“Leverage Ratio” means the ratio of (a) Consolidated Funded Indebtedness on the last day of any Fiscal Period to (b) Consolidated EBITDA for the period of four Fiscal Periods ending on the last day of such Fiscal Period.

“Non-Recourse Financing Transaction” means any transaction that constitutes a sale or transfer of Trade Accounts Receivable by the Company or any of its Subsidiaries to a Person other than the Company or a Subsidiary of the Company so long as pursuant to the terms of such transaction, such Person does not have recourse to the Company or its Consolidated Subsidiaries with respect to the uncollectibility of such Trade Accounts Receivable (it being understood that such transactions may include customary seller’s obligations to repurchase receivables arising as a result of a breach of representations, warranties, covenants or indemnities).

“Notes Officer’s Certificates” means the Company’s Officer’s Certificate pursuant to Sections 2.02 and 11.04 of the Indenture, dated December 15, 2014, and its Officer’s Certificate pursuant to Sections 2.02 and 11.04 of the Indenture, dated August 10, 2012.

“Restructuring Charges” means, for any period, the aggregate non-recurring restructuring charges recorded in accordance with GAAP by the Company and its Consolidated Subsidiaries during such period with respect to either Acquisitions or restructurings.

“Securitization Financing Amount” means the principal equivalent of the outstanding amount of financing being provided to the Company and its Consolidated Subsidiaries under all Trade Accounts Receivable Financing Programs, determined in accordance with generally accepted financial practices.

“Total Reimbursement Obligations” means, at any date, the sum of all obligations of the Company or any of its Subsidiaries to reimburse any issuer with respect to a disbursement under a letter of credit issued on behalf of the Company or any such Subsidiary, in each case that have ceased to be contingent upon a drawing under the related letter of credit.

“Trade Accounts Receivable” means, with respect to any Person, all rights of such Person to the payment of money directly or indirectly arising out of any sale, lease or other disposition of goods or rendition of services by such Person.

“Trade Accounts Receivable Financing Program” means any accounts receivable financing program pursuant to which the Company and/or its Subsidiaries may sell, convey or otherwise transfer, directly or indirectly, Trade Accounts Receivable to a Person other than the Company or its Subsidiaries (whether through the direct sale of such Trade Accounts Receivable, the sale of an undivided interest in a specified pool of such Trade Accounts Receivable, or the grant of a security interest in such Trade Accounts Receivable to such other Person); provided that “Trade Accounts Receivable Financing Program” shall not include any Non-Recourse Financing Transaction.

“Transaction” means, collectively, (a) the consummation of the Merger and (b) the payment of the fees and expenses incurred in connection with the consummation of the foregoing.

Section 2.02. Amendments to Article 4 of the Original Indenture. Upon the effectiveness of this Supplemental Indenture, Article 4 of the Original Indenture shall be amended to include the following as Section 4.08:

Section 4.08 Limitation on Payments.

(a) For so long as any Securities of a Series are outstanding, except as permitted by Section 4.08(b) below, the Company will not (i) declare or pay any dividends (in cash, property, or obligations) or any other payments or distributions on account of, or set apart money for a sinking or analogous fund for, or purchase, redeem, retire or otherwise acquire for value, any shares of its Capital Stock outstanding immediately following the consummation of the Merger or thereafter or any warrants, options or other rights to acquire the same; return any capital to its stockholders as such; or make any distribution of assets to its stockholders as such or (ii) make any interest payment in respect of any Indebtedness of the Company or any guarantor of any Series of Securities that is subordinated in right of payment to the Securities or any guarantee of the Securities, as the case may be; (each a “Restricted Payment”).

(b)       The Company shall be permitted to (i) redeem, purchase or acquire any of its Indebtedness that is convertible into its Capital Stock and (ii) make other Restricted Payments; provided that (x) no Restricted Payment shall be permitted to be made under this Section 4.08 if any Default shall have occurred and be continuing or would occur after giving effect thereto on the date such Restricted Payment is made, (y) solely in the case of any Restricted Payments pursuant to clause (ii) above, (A) if the Leverage Ratio for either of the two Fiscal Periods immediately last ended before the date that such Restricted Payment is made exceeds 2.00 to 1.00 (the first such Fiscal Period in which the Leverage Ratio exceeded 2.00 to 1.00 being the “Non-Compliance Period”), no Restricted Payment may be made in any Fiscal Period commencing on or following the Non-Compliance Period if, together with all other Restricted Payments made or declared during such Fiscal Period and the three consecutive Fiscal Periods immediately preceding such Fiscal Period, such Restricted Payment would exceed the lesser of (I) $150,000,000 and (II) the Available Distribution Amount, until the Leverage Ratio has been less than or equal to 2.00 to 1.00 for two consecutive Fiscal Periods, and (B) if the Leverage Ratio for both of the two Fiscal Periods immediately last ended before the date that such Restricted Payment is made is less than or equal to 2.00 to 1.00 (the second such Fiscal Period in which the Leverage Ratio is less than or equal to 2.00 to 1.00 being the “Compliance Period”), no Restricted Payment may be made in any Fiscal Period following the Compliance Period if, together with all other Restricted Payments made or declared during such Fiscal Period and the three consecutive Fiscal Periods immediately preceding such Fiscal Period, such Restricted Payment would exceed the Available Distribution Amount, and provided further that in the case of any Restricted Payment constituting a dividend, the applicable date of determination under clauses (x) and (y) above shall be the date such dividend is declared rather than the date it is paid, it being understood that any dividend declared in compliance with this Section

4.08(b) may be paid without contravention of this Section 4.08 even if, as of the date of its payment, it would not be permitted under clause (x) or (y) above (and, for purposes of calculations pursuant to clause (y), such dividend shall be included solely in the Fiscal Period in which it was declared).

Article 3
Condition to Effectiveness

Section 3.01. Effectiveness Conditioned upon Consummation of the Merger. This Supplemental Indenture shall become a legally effective and binding instrument only upon the consummation of the Merger, which shall occur at such time as the certificate of merger related to the Merger is duly filed with the Delaware Secretary of State. In the event that the Merger is not so consummated, this Supplemental Indenture will be of no legal or binding effect.

Article 4
Miscellaneous Provisions

Section 4.01. Supplemental Indenture Incorporated Into Indenture. The terms and conditions of this Supplemental Indenture shall be deemed to be part of the Indenture for all purposes relating to the Securities. The Original Indenture is hereby incorporated by reference herein and the Original Indenture, as supplemented by this Supplemental Indenture, is in all respects adopted, ratified and confirmed.

Section 4.02. Outstanding Securities Deemed Conformed. As of the date hereof, the provisions of the Outstanding Securities shall be deemed to be conformed, without the necessity for any reissuance or exchange of such Outstanding Security or any other action on the part of the holders of Outstanding Securities, the Company or the Trustee, so as to reflect this Supplemental Indenture. In connection therewith, Sections 4.08, 4.09 and 4.10 of each of the Notes Officer’s Certificates shall be deemed to be renumbered to be Sections 4.09, 4.10 and 4.11, respectively.

Section 4.03. Separability. In case any provision in this Supplemental Indenture, or in the Indenture, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

Section 4.04. Benefits of Supplemental Indenture. Nothing in this Supplemental Indenture, expressed or implied, shall give or be construed to give to any person, firm or corporation, other than the parties hereto and the holders of

Securities, any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or the Indenture.

Section 4.05. Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE, THE SECURITIES AND THE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 4.06. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 4.07. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 4.08. Responsibility of the Trustee. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of October 21, 2016.

INGRAM MICRO INC.

By:	/s/ William D. Hume
Name: William D. Hume
Title: Chief Financial Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:	/s/ Carol Ng
Name: Carol Ng
Title: Vice President

By:	/s/ Nigel W. Luke
Name: Nigel W. Luke
Title: Vice President

[Signature Page to First Supplemental Indenture]

SCHEDULE I

EMPLOYEE-RETENTION BONUS PAYMENT

Tianjin Tianhai Investment Company, Ltd. shall set up a retention pool with an aggregate cash payment amount of up to $150,000,000 to be paid to certain employees in installments. Installment payments shall be in accordance with the following schedule (subject to any adjustment made in connection with an extension of the End Date (as defined in the Merger Agreement) pursuant to Section 10.01(b) of the Merger Agreement, to February 11, 2017, due to (a) there being a CFIUS Investigation (as defined in the Merger Agreement) on November 13, 2016 and/or (b) any or all of the conditions to the Closing (as defined in the Merger Agreement) set forth in Section 9.01(c) or Section 9.01(d) of the Merger Agreement not having been satisfied (with all other conditions to Closing set forth in Article 9 of the Merger Agreement having been satisfied or waived by the party entitled to waive such condition (or in the case of conditions that by their terms are to be satisfied at the Closing, being capable of being satisfied)) on November 13, 2016): 25% between the Closing Date (as defined in the Merger Agreement) and December 31, 2016; 25% on December 31, 2016; 25% on June 30, 2017 and 25% on December 31, 2017.